UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pacasmayo

HORNO
ROTATORIO
POLRO 4.2mX60m
3000 TMPD

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante,Head of Investor Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

In New York:

Barbara Cano
InspIR Group
Tel: (646) 452-2334
E-mail: **barbara@inspirgroup.com**

Cementos Pacasmayo S.A.A. Announces Consolidated Results for First Quarter 2018

Lima, Peru, April 24, 2018 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the first quarter (“1Q18”) ended March 31, 2018. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

1Q18 Financial and Operational Highlights:

(All comparisons are to 1Q17, unless otherwise stated)

●	Sales volume of cement, concrete and blocks increased 7.8% primarily due to increased sales volume of cement to the public sector and self-construction segment.

●	Revenues increased 12.8% primarily due to the increase in volume described above as well as an increase in the average price of cement.

●	Net income of S/29.8 million, a 37.3% increase mainly due to higher sales and operating profit.

●	Consolidated EBITDA of S/94.3 million; a 14.4% increase compared to 1Q17.

●	Cement EBITDA margin of 30.0%. Excluding one-off expenses related to the repair of La Niña highway, Cement EBITDA margin would have been 31.6%.

●	Gross margin of 38.2%, a 2.0 percentage point decrease mainly due to higher transportation costs due to damages to road infrastructure from El Niño and a slight increase in the price of coal.

	Financial and Operating Results
	1Q18	1Q17	% Var.
Financial and Operating Results
Cement, concrete and blocks sales volume (MT)	562.5	521.6	7.8%

In millions of S/
Sales of goods	315.3	279.5	12.8%
Gross profit	120.4	112.3	7.2%
Operating profit	62.6	51.8	20.8%
Net income of Continuing Operations / 1	29.8	22.4	33.0%
Net Income	29.8	21.7	37.3%
Consolidated EBITDA	94.3	82.4	14.4%
Cement EBITDA / 2	94.7	83.8	13.0%
Gross Margin	38.2%	40.2%	-2.0 pp.
Operating Margin	19.9%	18.5%	1.4 pp.
Net income Margin of Continuing Operations	9.5%	8.0%	1.5 pp.
Net Income Margin	9.5%	7.8%	1.7 pp.
Consolidated EBITDA Margin	29.9%	29.5%	0.4 pp.
Cement EBITDA Margin	30.0%	30.0%	—

1/ In accordance with the criteria established in IFRS 5, net income from continuing operations includes Cementos Pacasmayo S.A.A. and its subsidiaries, excluding Fosfatos del Pacifico operations which are included in net income from discontinued operations.

2/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17.

Management Comments

Pacasmayo registered a very solid performance in the first quarter of 2018, as we benefitted from an improved demand environment, allowing for operational efficiencies which resulted in strong margins. While we are seeing the positive effects of a stronger cement market, Pacasmayo’s results this quarter do not fully incorporate the benefits related to rebuilding our country’s damaged infrastructure after Coastal El Niño, which we expect to see in the months ahead.

This quarter continued the positive trend that began after Coastal El Niño last year, adding up to 11 consecutive months of volume growth when compared to the same month of the previous year. Sustained growth in public sector investment and the self-construction segment drove 12.8% revenue growth, the highest since 4Q12. This has also allowed for operational efficiencies, reaching a cement EBITDA of S/ 94.7 million, 13% higher than the first quarter of 2017, despite one-off expenses related to road repairs after El Niño. Without this effect, cement EBITDA would have been 18.7% higher than 1Q17.

As we mentioned in previous quarters, after Coastal El Niño damaged the main road that connects our seashell quarry to the Piura plant, rendering it inaccessible due to the formation of a lagoon called La Niña. The expectation was for this water to dry out in 2 to 3 years while use of an alternate route caused a significant increase in transportation cost.

Therefore, we decided to design a solution ourselves. After months of research, we developed the most convenient solution based on the available resource. We filled special bags called “geo bolsas” with sand, since this road is in the middle of the desert, paved and had it ready for use in 60 days. The total cost of building this road will be recovered in four months. Once again, this proves our drive to find solutions based on innovation and efficiency and we look forward to reaping the benefits of this investment in the upcoming quarters.

On the political front, it is important to mention that Pedro Pablo Kuczynski resigned as President of Peru on March 21, 2018. Vice President Martín Vizcarra took office the next day and has now formed an entirely new Cabinet.

Finally, you may have noted that we have launched a new Company logo, a new commercial name (we are now “Pacasmayo”) and new designs for our current products as well as some new products. This is aligned to our long-term strategy and vision, evolving from a cement producer to a construction solutions Company putting the client at the center of our overall strategy.

In summary, we are proud of our results, which show our commitment to innovation, efficiency and an ability to evolve and transform in order to continue generating long-term value for our stakeholders.

Economic Overview for 1Q18:

Despite the political situation that has been going on since 2017, certain economic indicators continue improving, primarily due to a favorable international conditions and financing, according to Apoyo Consultoría.

The political crisis generated by the presentation of the second impeachment motion against Pedro Pablo Kuczynski was quickly overcome. On March 21, 2018, Mr. Kuczynski resigned as President of Peru, and on March 23, Vice President Martín Vizcarra was sworn in as Peru’s new President in a constitutional succession without overshoots, offering a complete renewal of the ministerial cabinet. On April 2, Mr. Vizcarra appointed his new ministers and Cesar Villanueva as President of this Council of Ministers. Both the presence of Mr. Vizcarra and Mr. Villanueva have been received with enthusiasm by the opposition and in public opinion, which allows a period of reduced confrontation between the Executive and Congress, which in turn could facilitate economic growth.

The decree that blocked the bank accounts of those construction firms linked to the Odebrecht corruption case, limiting developer’s ability to advance projects and halting progress of any financing agreements, has been replaced by a more flexible law. This new law aims to ensure payment of civil damages by those companies guilty of corruption, while allowing them to continue operating while under investigation. This has reinstated the willingness of the banking system to continue financing the working capital of the companies involved.

Peruvian Cement Industry Overview:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

*Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.

Source: INEI, Aduanet

 Infrastructure Investment in the Area of Influence:

Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan.

Although only 10% of the total funds have been spent to date, Peru’s President Martín Vizcarra has shown his commitment to speed the execution of these important projects, including changes in legislation if they are necessary. Prime Minister Cesar Villanueva has also called for reduced burocracy to accelerate the execution.

In addition to Reconstruction, ongoing projects exist in northern Peru, where Cementos Pacasmayo is the leading provider of cement.

Source: MINEM, Proinversion

Although the progress of these projects has been slow, we have continued shipping to the ongoing projects. The airports should be awarded this year, and begin construction next year.

Operating Results:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	1Q18	1Q17	% Var.
Pacasmayo Plant	264.0	267.9	-1.5%
Rioja Plant	62.7	71.4	-12.2%
Piura plant	230.4	186.0	23.9%
Total	557.1	525.3	6.1%

Cement production volume at the Pacasmayo plant decreased slightly, despite increased shipments, mainly due to increased production for inventory purposes in 1Q17.

Cement production volume at the Rioja Plant decreased 12.2% in 1Q18 compared to 1Q17, mainly due to road blocks by protests from rice and corn producers that impacted the ability to ship cement.

Cement production volume at the Piura Plant increased 23.9% in 1Q18 compared to 1Q17, mainly due to increased demand in the Northern part of Pacasmayo’s area of influence.

Total cement production volumes increased 6.1% in 1Q18 compared to 1Q17, in line with increased demand.

Clinker Production Volume

(thousands of metric tons)

	Production
	1Q18	1Q17	% Var.
Pacasmayo Plant	221.4	173.5	27.6%
Rioja Plant	51.3	51.5	-0.4%
Piura Plant	74.8	193.2	-61.3%
Total	347.5	418.2	-16.9%

Clinker production volume at the Pacasmayo plant increased 27.6% in 1Q18 when compared to 1Q17, mainly due to unusually low production in 1Q17 due to inventory consumption.

Clinker production volume at the Rioja plant decreased 0.4% in 1Q18 compared to 1Q17, in line with decreased cement production.

Clinker production volume at the Piura plant decreased 61.3% in 1Q18 compared to 1Q17, mainly due to planned preventive maintenance of our kiln.

Quicklime Production Volume

(thousands of metric tons)

	Production
	1Q18	1Q17	% Var.
Pacasmayo Plant	26.5	41.6	-36.3%

Quicklime production volume decreased 36.3% in 1Q18 compared to 1Q17, mainly due to decreased demand and to high levels of inventories accumulated during 2017, which led to a consumption of inventory this quarter.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT. 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	1Q18	1Q17	% Var.
Cement	36.4%	37.0%	-0.6 pp.
Clinker	59.0%	46.3%	12.7 pp.
Quicklime	44.2%	69.3%	-25.1 pp.

Cement production utilization rate at the Pacasmayo plant in 1Q18 remained in line with 1Q17.

Clinker production utilization rate in 1Q18 increased in 12.7 percentage points compared with 1Q17, mainly due to unusually low production in 1Q17 due to inventory consumption.

Additionally, the quicklime production utilization rate decreased 25.1 percentage points during 1Q18 compared with 1Q17, mainly due to inventory consumption.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Rioja Plant Utilization Rate

	Utilization Rate
	1Q18	1Q17	% Var.
Cement	57.0%	64.9%	-7.9 pp.
Clinker	73.3%	73.6%	-0.3 pp.

The cement production utilization rate at the Rioja plant was 57% in 1Q18; a 7.9 percentage point decrease as compared to 1Q17, mainly due to decreased demand resulting from the road blocks previously described.

The clinker production utilization rate at the Rioja plant was 73.3% in 1Q18; in line with 1Q17.

Piura Plant Utilization Rate

	Utilization Rate
	1Q18	1Q17	% Var.
Cement	57.6%	46.5%	11.1 pp.
Clinker	29.9%	77.3%	-47.4 pp.

The cement production utilization rate at the Piura plant was 57.6% in 1Q18; 11.1 percentage points higher than 1Q17 and in line with increased demand.

The clinker production utilization rate at the Piura plant was 29.9% in 1Q18; 47.4 percentage points lower than in 1Q17, mainly due to planned preventive maintenance of the kiln.

Consolidated Utilization Rate

	Utilization Rate
	1Q18	1Q17	% Var.
Cement	45.1%	42.5%	2.6 pp.
Clinker	50.0%	60.2%	-10.2 pp.

The consolidated cement production utilization rate was 45.1% in 1Q18; 2.6 percentage points higher than in 1Q17 due to increased demand.

The consolidated clinker production utilization rate was 50% in 1Q18; 10.2 percentage points lower than in 1Q17 mainly due to planned preventive maintenance of the kiln in Piura.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	1Q18	1Q17	% Var.
Sales of goods	315.3	279.5	12.8%
Gross Profit	120.4	112.3	7.2%
Total operating expenses, net	-57.8	-60.5	-4.5%
Operating Profit	62.6	51.8	20.8%
Total other expenses, net	-19.6	-17.3	13.3%
Profit before income tax	43.0	34.5	24.6%
Income tax expense	-13.2	-12.0	10.0%
Profit from Continuing Operations	29.8	22.4	33.0%
Profit from Discontinued Operations	—	-0.8	N/R
Profit for the Period	29.8	21.7	37.3%

Revenues increased 12.8% year-on-year due to a sustained recovery in cement sales volume during 1Q18, as well as an increase in the average price of cement. Gross profit increased 7.2% in 1Q18 compared to 1Q17, in a smaller proportion than sales mainly due to higher transportation costs after road damages from El Niño and a slight increase in the price of coal. Profit from continuing operations increased 33% in 1Q18 compared to 1Q17, primarily due increased revenues and operating profit.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks

(in millions of Soles S/)

	Cement, concrete and blocks
	1Q18	1Q17	% Var.
Sales of goods	278.0	244.9	13.5%
Cost of Sales	-160.0	-137.1	16.7%
Gross Profit	118.0	107.8	9.5%
Gross Margin	42.4%	44.0%	-1.6 pp.

Sales of cement, concrete and blocks increased 13.5%, reflecting higher cement sales volume due to an increase in demand from the public sector and self-construction segment. Gross margin decreased 1.6 percentage points during 1Q18 compared to 1Q17 mainly due to increased transportation costs due to El Niño related road damage and a slight increase in the price of coal.

Sales of cement represented 88.7% of cement, concrete and block sales during 1Q18.

	Cement
	1Q18	1Q17	% Var.
Sales of goods	246.5	217.4	13.4%
Cost of Sales	-130.7	-114.2	14.4%
Gross Profit	115.8	103.2	12.2%
Gross Margin	47.0%	47.5%	-0.5 pp.

Sales of cement increased 13.4% in 1Q18 compared to 1Q17, mainly due to increased demand in northern Peru, particularly from the self-construction segment, as well as some public sector demand for small and medium sized projects and repairs.

Sales of concrete represented 9.1% of cement, concrete and block sales during 1Q18.

	Concrete
	1Q18	1Q17	% Var.
Sales of goods	25.3	23.0	10.0%
Cost of Sales	-23.7	-18.8	26.1%
Gross Profit	1.6	4.2	-61.9%
Gross Margin	6.3%	18.3%	-12.0 pp.

Sales of concrete increased 10% during 1Q18 compared to 1Q17, mainly due to increased demand associated with small and medium size projects. Gross margin decreased 12 percentage points in 1Q18 compared to 1Q17 due to higher fixed costs as large dedicated plants have ceased operation with reduced demand from larger infrastructure projects.

Sales of blocks, bricks and pavers represented 2.2% of cement, concrete and block sales during 1Q18.

	Blocks, bricks and pavers
	1Q18	1Q17	% Var.
Sales of goods	6.2	4.6	34.8%
Cost of Sales	-5.6	-4.1	36.6%
Gross Profit	0.6	0.5	20.0%
Gross Margin	9.7%	10.9%	-1.2 pp.

During 1Q18 blocks, bricks and pavers sales increased 34.8% compared to 1Q17 mainly due to increased demand from the public sector for El Niño-related repairs. Gross margin decreased 1.2 percentage points compared to 1Q17, mainly due to reduced production levels, since higher sales consumed existing inventory, which resulted in lower dilution of fixed costs.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	1Q18	1Q17	% Var.
Sales of goods	19.6	21.6	-9.3%
Cost of Sales	-17.3	-17.6	-1.7%
Gross Profit	2.3	3.9	-41.0%
Gross Margin	11.7%	18.1%	-6.4 pp.

Quicklime sales decreased 9.3% and gross margin decreased 6.4 percentage points in 1Q18 compared to 1Q17, mainly due to changes in the sales mix, which resulted in a lower average price.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	1Q18	1Q17	% Var.
Sales of goods	17.0	13.0	30.8%
Cost of Sales	-17.0	-12.4	37.1%
Gross Profit	0.0	0.6	N/R
Gross Margin	0.0%	4.6%	-4.6 pp.

During 1Q18, construction supply sales increased 30.8% compared to 1Q17, in line with previous quarters and the increase in sales derived from reconstruction spending by the self-construction segment as families are rebuilding their homes after Coastal El Niño.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses

(in millions of Soles S/)

	Administrative expenses
	1Q18	1Q17	% Var.
Personnel expenses	22.0	26.7	-17.6%
Third-party services	12.2	13.3	-8.3%
Board of directors	1.6	1.6	—
Depreciation and amortization	2.9	3.7	-21.6%
Other	3.3	3.1	6.5%
Total	42.0	48.4	-13.2%

Administrative expenses decreased 13.2% in 1Q18 compared to 1Q17, mainly due to a decrease in personnel expenses, with a reduction in severance payments and lower mining rights because of the impairment of the brine project.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	1Q18	1Q17	% Var.
Personnel expenses	5.3	4.9	8.2%
Advertising and promotion	4.7	4.8	-2.1%
Other	1.7	1.7	—
Total	11.7	11.4	2.6%

Selling expenses remained in line with 1Q17.

EBITDA Reconciliation:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	1Q18	1Q17	Var %.
Net Income from Continuing Operations	29.8	22.4	33.0%
+ Income tax expense	13.2	12.0	10.0%
- Finance income	-0.3	-1.5	-80.0%
+ Finance costs	19.4	17.7	9.6%
+/- Net loss from exchange rate	0.5	1.1	-54.5%
+ Depreciation and amortization	31.7	30.7	3.3%
Consolidated EBITDA	94.3	82.4	14.4%
EBITDA from Salsud *	0.4	1.4	-71.4%
Cement EBITDA	94.7	83.8	13.0%

* Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17

Consolidated EBITDA in 1Q18 increased 14.4% compared to 1Q17 mainly due to increased cement sales volume, as well as lower costs due to higher dilution of fixed costs and a higher average price of cement. During 1Q18, The Company made the decision to invest in repairing of the highway that connects Pacasmayo’s primary seashell quarry to the Piura plant, as the Company had been forced to use an alternate route incurring a higher transportation cost. The one-off expense related to this repair during 1Q18 was S/ 4.8 million. Excluding this expense, consolidated EBITDA would have increased 20.3% compared to 1Q17.

Cash and Debt Position:

Cash:

Consolidated Cash

(in millions of Soles S/)

As of March 31, 2018, the Company’s cash position was S/33.0 million (US$10.2 million). This balance includes certificates of deposit in the amount of S/5 million (US$1.6 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 5.0	2.63%	March 27, 2018	April 5, 2018

	S/. 5.0

The remaining balance of S/27.9 million (US$8.6 million) is held mainly in the Company’s bank accounts, of which US$1.4 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	Total
Indebtedness	—	—	913.3	913.3
Future interest payments	43.6	87.1	87.1	217.8
Total	43.6	87.1	1,000.4	1,131.1

As of March 31, 2018, the Company’s total outstanding debt reached S/968.1 million (US$300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of March 31, 2018, the Company maintains cross currency swap hedging agreements in the amount of US$300 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is S/913.3 million (US$283.0 million).

As of March 31, 2018, Net Adjusted Debt/EBITDA ratio was 2.4x.

Capex

Capex

(in millions of Soles S/)

As of March 31, 2018, the Company invested S/14.1 million (US$4.4 million), allocated to the following projects:

Projects	3M18
Piura Plant	8.4
Pacasmayo Plant	2.6
Concrete and aggregates equipment	3.1
Total	14.1

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 60 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.227 per US$ 1.00, which was the exchange rate, reported as of March 31, 2018 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment o dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or tre ds affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and actors, including general economic and arket conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause ac ual results to differ materially from current expectations.

Interim Condensed Consolidated Statements of Financial Position
As of March 31, 2018 (unaudited) and December 31, 2017 (audited)

Assets	As of mar-18	As of Dec-17
Current Assets	S/ (000)	S/ (000)
Cash and term deposits	32,869	18,544
Trade and other receivables	94,583	80,810
Income tax prepayments	32,144	40,336
Inventories	359,474	345,731
Prepayments	13,002	14,880
Total current assets	532,072	500,301

	As of mar-18	As of Dec-17
Non-current assets	S/ (000)	S/ (000)
Other receivables	15,545	24,439
Prepayments	485	937
Available-for-sale financial investments	26,883	21,873
Other financial instruments	-	46,158
Property, plant and equipment	2,190,248	2,244,757
Exploration and evaluation assets	13,278	44,726
Deferred income tax assets	134	6,781
Other assets	202	498
Total non-current assets	2,246,775	2,390,169

Total assets	2,778,847	2,890,470

Liabilities and equity	As of mar-18	As of Dec-17
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	124,879	114,973
Income tax payable	1,015	2,803
Provisions	10,925	27,302
Total current liabilities	136,819	145,078

	As of mar-18	As of Dec-17
Non-current liabilities	S/ (000)	S/ (000)
Interest-bearing loans and borrowings	970,830	965,259
Other non-current provisions	23,709	22,042
Deferred income tax liabilities	110,199	134,793
Total non-current liabilities	1,104,738	1,122,094

Total liabilities	1,241,557	1,267,172

Equity	As of mar-18	As of Dec-17
	S/ (000)	S/ (000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Treasury shares	-119,005	-119,005
Additional paid-in capital	432,779	426,490
Legal reserve	163,667	153,349
Other reserves	-42,910	-10,657
Retained earnings	638,480	697,160

Equity attributable to equity holders of the parent	1,537,158	1,611,484
Non-controlling interests	132	11,814

Total equity	1,537,290	1,623,298

Total liabilities and equity	2,778,847	2,890,470

Interim condensed consolidated statements of profit or loss
For the three-month periods ended March 31, 2017 and 2016 (both unaudited)

	1Q18	1Q17
	S/ (000)	S/ (000)
Sales of goods	315,251	280,129
Cost of sales	-194,843	-167,190
Gross profit	120,408	112,939

Operating expenses
Administrative expenses	-41,921	-48,350
Selling and distribution expenses	-11,738	-12,139

Other operating income (expenses), net	-4,148	-694
Total operating expenses , net	-57,807	-61,183

Operating profit	62,601	51,756

Other income (expenses)
Finance income	347	1,530
Finance costs	-19,404	-17,710
Net (loss) gain from exchange difference	-538	-1,110

Total other expenses, net	-19,595	-17,290

Profit before income tax	43,006	34,466

Income tax expense	-13,214	-12,021

Profit for the year from continuing operations	29,792	22,445
Loss for the year from discontinued operations	0	-754
Profit for the period	29,792	21,691

Attributable to:
Equity holders of the parent	29,809	23,305
Non-controlling interests	-17	-614
Net income	29,792	21,691

Earnings per share
Basic and diluted for continuing and discontinued operations attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.07	0.04

Interim condensed consolidated statements of changes in equity
For the three month periods ended March 31, 2018 and 2017 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/(000)	Investment shares S/(000)	Treasury shares S/(000)	Additional paid-in capital S/(000)	Legal reserve S/(000)	Unrealized gain (loss) on available-for-sale investments S/(000)	Unrealized gain on cash flow hedge S/(000)	Retained earnings S/(000)	Total S/(000)	Non-controlling interests S/(000)	Total equity S/(000)

Balance as of January 1, 2017	531,461	50,503	-108,248	545,165	188,075	145	-16,747	677,086	1,867,440	112,589	1,980,029
Profit for the year	—	—	—	—	—	—	—	22,305	22,305	-614	21,691
Other comprehensive income	—	—	—	—	—	7	5,938	—	5,945	—	5,945
Total comprehensive income	—	—	—	—	—	7	5,938	22,305	28,250	-614	27,636

Appropriation of legal reserve	—	—	—	—	2,231	—	—	-2,231	—	—	—
Contribution of non-controlling interests	—	—	—	—	-	—	—	—	-	90	90
Acquisition of treasury shares	—	—	-34,216	—	—	—	—	—	-34,216	—	-34,216
Splitting effects of equity	-107,593	-10,224	23,459	-118,569	-36,957	—	—	—	-249,884	-100,357	-350,241

Other adjustments of non-controlling interests	—	—	—	-106	—	—	—	—	-106	106	—

Balance as of March 31, 2017	423,868	40,279	-119,005	426,490	153,349	152	-10,809	697,160	1,611,484	11,814	1,623,298

Balance as of January 1, 2018	423,868	40,279	-119,005	432,779	160,686	—	-43,699	611,652	1,506,560	148	1,506,708
Profit for the year	—	—	—	—	—	—	—	29,809	29,809	-17	29,792
Other comprehensive income	—	—	—	—	—	4,002	-3,213	—	789	—	789
Total comprehensive income	—	—	—	—	—	4,002	-3,213	29,809	30,598	-17	30,581

Appropriation of legal reserve	—	—	—	—	2,981	—	—	-2,981	—	—	—

Balance as of March 31, 2018	423,868	40,279	-119,005	432,779	163,667	4,002	-46,912	638,480	1,537,158	131	1,537,289